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                              May 6, 2020

       Stephen Sze
       Chief Executive Officer
       Lion Group Holding Ltd
       Proficient Alpha Acquisition Corp.
       40 Wall St., 29th Floor
       New York, New York 10005

                                                        Re: Lion Group Holding
Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed April 24,
2020
                                                            File No. 333-237336

       Dear Mr. Sze:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 16, 2020 letter.

       Amendment No. 1 to Form F-4 filed April 24, 2020

       The Business Combination Proposal
       Description of Valuation Report of Grant Thornton , page 79

   1. Please file the valuation report pursuant to Item 21(c) of Form F-4 and file a related consent.
       CFD Trading Services, page 121

   2. We note your disclosure that you charge commissions, which are based on the transaction amount, from all CFD
transactions other than forex transactions and that currency pairs are the predominant
category of products traded on your platform. We also note from
 Stephen Sze
Lion Group Holding Ltd
May 6, 2020
Page 2
         your disclosure on page 140 that commissions were the primary source of CFD trading revenue. Please revise to disclose what your commissions are based on for forex transactions. Also, please revise to disclose your commission rate and any other information to allow an investor to understand how you determine your commission for each CFD transaction.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
138

3. As disclosed on page F-34, your reporting currency is the US dollar. We also note that in certain disclosures you present financial statement information in HK dollars (e.g. page
         146, 147). Please revise to present all financial statement related amounts in US dollars or present the translated US dollar amount parenthetically (e.g. page
116).
Revenue
CFD trading services income, page 140

4. Please revise to disclose the amount of commissions earned by product type (e.g. forex, equities, commodities, etc.) for each period presented.
Lion Financial Group Limited
Consolidated Statements of Cash Flows, page F-31

5. We note you present gross cash flows from the initial advances to unrelated parties in the investing section and the related short term borrowings in the financing section. Please tell us why you present the settlement of these items as noncash in the noncash investing and financing section or revise as appropriate.
       You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Michael Clampitt at 202-551-3434with any other questions.



FirstName LastNameStephen Sze                                  Sincerely,
Comapany NameLion Group Holding Ltd
                                                               Division of
Corporation Finance
May 6, 2020 Page 2                                             Office of
Finance
FirstName LastName